U.S. Bank Global Fund Services
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

July 31, 2020

VIA EDGAR TRANSMISSION

Mr. Ray Be
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Muzinich BDC, Inc. (the “Company”)
File No.:  814-01314

Dear Mr. Be,

The purpose of this letter is to respond to the comments provided on July 23, 2020 regarding the preliminary proxy statement filed on Schedule 14A (“Proxy Statement”) (accession number 0000894189-20-005408) with the U.S. Securities and Exchange Commission (the “SEC”) regarding the election of directors, the ratification of the independent public accountant, and the approval of a reverse stock split and authorization of a share reduction.

For your convenience in reviewing the responses, the comments and suggestions received are included in bold-face type immediately followed by the response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Proxy Statement.

Responses to the comments are as follows:

1.
Please revise the letter to Stockholders to comply with recent Staff Guidance for Conducting Annual Meetings in Light of COVID-19 Concerns (March 13, 2020) regarding notification of changes in meeting logistics.

The Company notes the recent Staff guidance provides that, “To the extent that issuers have not yet mailed and filed their definitive proxy materials, they should consider whether to include disclosures regarding the possibility that the date, time, or location of the meeting will change due to COVID-19. Such determination should be made based on each issuer’s particular facts and circumstances and the reasonable likelihood of such a change.”

The Company believes that the current disclosure addresses this guidance by stating that the location or format of the meeting may change, and by providing a web address where investors can obtain up-to-date logistical information regarding in-person or virtual attendance at the meeting. The Company believes that this disclosure complies with the Staff’s recent guidance. In addition, the Company notes that substantially similar disclosure regarding meeting logistics has been utilized recently by other issuers (see, e.g., Otter Creek Long/Short Opportunity Fund (SEC Accession No. 0000894189-20-003690); Osterweis Fund (SEC Accession No. 0000894189-20-003680), and TCM Small Cap Growth Fund SEC Accession (No. 0000894189-20-003673)).

2.	In the Proxy Statement, under “Purpose of Meeting”, please revise the order of the agenda items to be consistent.

The Company has revised the agenda items to transpose item 2 and item 3 as follows:

1.	To elect two (2) directors of the Company, each to serve for terms of three (3) and two (2) years, respectively, or until each of their respective successors is duly elected and qualified;

2.	To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ended December 31, 2020;

3.
To grant discretionary authority to the Board to amend the Company’s Certificate of Incorporation to effect a reverse stock split of its common stock at a ratio of 1-10 and with the reverse stock split to be effective at such time and date, if at all, as determined by the Board, but not later than 60 days after stockholder approval thereof and, if and when the reverse stock split is effected, reduce the number of authorized shares of common stock and authorized shares of preferred stock by the approved reverse stock split ratio;

~~3.~~	~~To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ended December 31, 2020;~~ and

4.	To transact such other business as may properly come before the Annual Meeting.

3.	Under the “Vote Required” section, please clarify for each proposal that if a proxy card is returned without any instruction indicated the shares will be voted for the proposals.

For clarity, the Company has made the following revisions to the required vote disclosure for each proposal:

“If you return the proxy card without any ~~give no~~ instructions ~~on the proxy card~~, the shares covered by the proxy card will be voted FOR…”.

4.
In the narrative business experience disclosure for each of the nominees, directors and officers, where applicable, please clarify that the disclosure includes the person’s business experience for the past 5 years (by, for example, providing dates).

The Company undertakes to make the requested revisions.

5.
In Proposal III, under “Reasons for the Reverse Stock Split and Authorized Share Reduction,” confirm, supplementally, that the reduction of the Company’s Delaware franchise tax is the sole reason for the proposal; or, disclose any other reasons.

The Company confirms that the reduction of the Delaware franchise tax is the sole reason for the proposal.

6.	If applicable, please disclose whether any investors will be cashed out of their positions as a result of the Reverse Stock Split.

The Company confirms that no investors will be cashed out of their positions as a result of the Reverse Stock Split. To clarify, the Company has made the following revisions to the proxy disclosure:

Taxation of U.S. Holders. A U.S. Holder generally should not recognize gain or loss as result of the Reverse Stock Split~~, except with respect to cash received in lieu of a fractional share of our common stock, as discussed below~~.

7.	In Proposal III, under “Effective Time”, please discuss any significant factors that could affect the Board’s determination to set an Effective Time.

We respectfully acknowledge your comment. The Company notes that, although the Board retains the ultimate discretion to implement the Reverse Stock Split and Authorized Share Reduction consistent with its fiduciary duties, the Company expects to file the Certificate of Amendment promptly following the approval of the Proposal by the Company's stockholders.  The Company notes that the Board has aleady considered the Reverse Stock Split and Authorized Share Reduction and determined such actions to be in the best interest of the Company.  Furthermore, the Board has previously empowered its authorized officers to take all actions required to effect the Reverse Stock Split and Authorized Share Reduction following the approval of the Proposal by the Company's stockholders.  Therefore, we have generally revised the discussion of the Reverse Stock Split and Authorized Share Reduction to clarify that the Board has already made a determination that such actions are in the best interest of the Company and that no further Board action is required.

8.
In Proposal III, under “Effective Time, please describe the scenarios in which the Board may determine to delay the filing of the Certificate of Amendment or abandon the Reverse Stock Split and Authorized Share Reduction.

Please see response to Staff Comment 7, above.

9.
Under “Submission of Stockholder Proposals”, please separately disclose the deadlines for shareholder submission of proposals to be included in a Schedule 14A proxy statement and proposals submitted at an annual meeting, including any notice provisions.

The Company undertakes to make the requested revisions.

10.	The Staff Notes that, pursuant to Note D to Schedule 14A, incorporation by reference is not applicable to this proxy.

The Company undertakes to delete the incorporation by reference disclosure, and notes that the Company’s most recent annual report filed on Form 10-K for the fiscal year ended December 31, 2019, will be delivered to stockholders with the proxy statement.

11.	Prior to filing the definitive proxy statement, please provide a copy of the proxy card.

The Company provided a draft copy of the proxy card to the Staff by electronic mail on July 27, 2020.

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact the undersigned at (414) 765-6620.

Sincerely,

/s/Alia M. Vasquez

Alia M. Vasquez Esq.
For U.S. Bancorp Fund Services, LLC
as administrator to the Company

cc: Stephen Bier, Esq., Dechert LLP
      Brian Roe, Esq. Dechert LLP